# VEDDER PRICE

VEDDER PRICE P.C.

222 NORTH LASALLE STREET

CHICAGO, ILLINOIS 60601

312-609-7500

FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED

2008 AUG 11 A 8: 7

OFFICE OF INT...
CORPORATE F...

August 5, 2008



08004131

## SUPPL

**VIA FEDEX**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:  **File No. 82-34758**
     **Henderson Group plc (f/k/a HHG plc) Exemption**
     Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

**PROCESSED**

AUG 1 2 2008

THOMSON REUTERS

Corey L. Zarse

CLZ/kc
Enclosures
cc:  Mr. Chris Yarbrough

CHICAGO/#1653101.13

**SCHEDULE A**

**DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OR COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC**

- Henderson Group plc – Return of Allotment of Shares dated June 30, 2008

- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated July 1, 2008

- Henderson Group plc – Notification of Major Interests in Shares dated July 9, 2008

File No. 82-34758



OneWorld

RECEIVED

2008 AUG 11 A 8:57

# 88(2)

(Revised 2005)

Please complete in typescript,          **Return of Allotment of Shares**
or in bold black capitals.

CHFP010          **Company Number**          2072534

**Company Name in full**          Henderson Group plc

---

## Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

| | From | | | | To | | |
|---|---|---|---|---|---|---|---|
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | Day | Month | Year | | Day | Month | Year |
| | 3 0 | 0 6 | 2 0 0 8 | | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 46,762 | | |
| Nominal value of each share | £0.125 | | |
| Amount (if any) paid or due on each share (including any share premium) | £1.0956 | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

**If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

| | | |
|---|---|---|
| | | |
| | | |

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

| |
|---|
| |
| |
| |

---

| | |
|---|---|
| Companies House receipt date barcode | **When you have completed and signed the form please send it to the Registrar of Companies at:** <br> **Companies House, Crown Way, Cardiff, CF14 3UZ**   **DX 33050 Cardiff** <br> for companies registered in England and Wales or <br> **Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB** <br> for companies registered in Scotland <br>   **DX 235 Edinburgh or LP - 4 Edinburgh 2** |

09/2005

Company No 2072534

# Names and addresses of the allottees

| Shareholder details *(list joint allottees as one shareholder)* | Shares and share class allotted | |
|---|---|---|
| **Name(s)**<br>THE PUBLIC | Class of shares allotted | Number allotted |
| | £0.125 Ordinary | 16,762 |
| **Address**<br>HSDL Nominees Limited, Trinity Road,<br>Halifax, United Kingdom | | |
| | | |
| UK postcode HX1 2RG | | |
| **Name(s)** | Class of shares allotted | Number allotted |
| | | |
| **Address** | | |
| | | |
| UK postcode | | |
| **Name(s)** | Class of shares allotted | Number allotted |
| | | |
| **Address** | | |
| | | |
| UK postcode | | |
| **Name(s)** | Class of shares allotted | Number allotted |
| | | |
| **Address** | | |
| | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form   | 0 |

**Signed** _____   **Date** _____

** A director / secretary / administrator / administrative receiver / receiver /   ** Please delete as appropriate
official receiver / receiver manager / voluntary arrangement supervisor

**Contact Details**
You do not have to give any contact
information in the box opposite but if
you do, it will help Companies House to
contact you if there is a query on the
form. The contact information that you
give will be visible to searchers of the
public record.

| Henderson Secretarial Services Limited, 4 Broadgate, |
|---|
| London, EC2M 2DA, England |
| Tel |
| DX number          DX exchange |

 Henderson Group plc



## Update of number of securities quoted on ASX, Voting Rights and Capital

1 July 2008

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during June 2008.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

On 30 June 2008, Henderson Group plc's capital consisted of 725,121,381 shares with voting rights. Henderson Group plc holds 5,000,000 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 720,121,381 on 30 June 2008.

The above figure, 720,121,381, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

# Appendix 3B

## *New issue announcement,*

## *application for quotation of additional securities*

## *and agreement*

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| Henderson Group plc |
|---|

ABN

| 30 106 988 836 |
|---|

We (the entity) give ASX the following information.

## *Part 1 - All issues*

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | CHESS Depositary Interests (CDIs) |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 427,929,426   At 31 May 2008<br>6,383,905   Net transfers<br>434,313,331   At 30 June 2008 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE) |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the <sup>+</sup>securities rank equally in all respects from the date of allotment with an existing <sup>+</sup>class of quoted <sup>+</sup>securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |

| | | |
|---|---|---|
| 5 | Issue price or consideration | N/A |

| | | |
|---|---|---|
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Net transfers of securities between CDIs and ordinary shares listed on LSE |

| | | |
|---|---|---|
| 7 | Dates of entering <sup>+</sup>securities into uncertificated holdings or despatch of certificates | Various dates during June 2008 |

| | Number | <sup>+</sup>Class |
|---|---|---|
| 8    Number and <sup>+</sup>class of all <sup>+</sup>securities quoted on ASX (*including* the securities in clause 2 if applicable) | 434,313,331 | CDIs |

---

| | Number | +Class |
|---|---|---|
| 9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 725,121,381 | Fully paid ordinary shares quoted on the LSE |

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

| Same as existing securities |
|---|

## Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20    Names of any underwriters

21    Amount of any underwriting fee
      or commission

22    Names of any brokers to the
      issue

23    Fee or commission payable to
      the broker to the issue

24    Amount of any handling fee
      payable to brokers who lodge
      acceptances or renunciations on
      behalf of <sup>+</sup>security holders

25    If the issue is contingent on
      <sup>+</sup>security holders' approval, the
      date of the meeting

26    Date entitlement and acceptance
      form and prospectus or Product
      Disclosure Statement will be sent
      to persons entitled

27    If the entity has issued options,
      and the terms entitle option
      holders to participate on
      exercise, the date on which
      notices will be sent to option
      holders

28    Date rights trading will begin (if
      applicable)

29    Date rights trading will end (if
      applicable)

30    How do <sup>+</sup>security holders sell
      their entitlements *in full* through
      a broker?

31    How do <sup>+</sup>security holders sell
      *part* of their entitlements
      through a broker and accept for
      the balance?

32  How do +security holders dispose
    of their entitlements (except by
    sale through a broker)?

33  +Despatch date

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34  Type of securities
    (*tick one*)

(a)  X  Securities described in Part 1

(b)  All other securities

   Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

## Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35  If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36  If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
    1 - 1,000
    1,001 - 5,000
    5,001 - 10,000
    10,001 - 100,000
    100,001 and over

37  A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

38    Number of securities for which ⁺quotation is sought

39    Class of ⁺securities for which quotation is sought

40    Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41    Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42    Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

| Number | ⁺Class |
|--------|--------|
|        |        |

# Quotation agreement

1  +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2  We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3  We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4  We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here:     .........................................................     Date: 1 July 2008
               (~~Director~~/ Company Secretary)


Print name:    Steven O'Brien


═══ ══ ══ ══ ═══

---



Financial Services Authority

**Henderson Group plc**

**9 July 2008**

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

# TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: | Henderson Group plc | |
|---|---|---|
| **2. Reason for the notification** (please tick the appropriate box or boxes) | | |
| An acquisition or disposal of voting rights | | X |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | | |
| An event changing the breakdown of voting rights | | |
| Other (please specify): | | |
| 3. Full name of person(s) subject to the notification obligation: | Morgan Stanley (Institutional Securities Group and Global Wealth Management) | |
| 4. Full name of shareholder(s) (if different from 3.): | | |
| 5. Date of the transaction (and date on which the threshold is crossed or reached if different): | 7 July 2008 | |
| 6. Date on which issuer notified: | 8 July 2008 | |

| 7. Threshold(s) that is/are crossed or reached: | 3% |
|---|---|
| 8. Notified details: | |

## A: Voting rights attached to shares

| Class/type of shares  if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| Ordinary Shares of 10 pence each | Below 3% | Below 3% | 22,094,166 | 22,094,166 | | 3.06% | |

## B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 22,094,166 | 3.06% |

| 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: | | |
|---|---|---|
| Morgan Stanley Securities Limited | 16,566,397 | 2.30% |
| Morgan Stanley & Co Incorporated | 5,372,551 | 0.74% |
| Morgan Stanley & Co International plc | 155,218 | 0.02% |

| Proxy Voting: | |
|---|---|
| **10. Name of the proxy holder:** | N/A |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold voting rights:** | N/A |
| **13. Additional information:** | |
| **14. Contact name:** | Julia Holden |
| **15. Contact telephone number:** | 020 7677 5468 |

